     As filed with the Securities and Exchange Commission on March 11, 2005

                                File No. 70-10289

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                               Amendment No. 1 to
                                    Form U-1
                           Application or Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

             (Names of companies filing this statement and addresses
                        of principal executive offices)
                      ------------------------------------

                              Alliant Energy Corp.

                 (Name of top registered holding company parent)
                      ------------------------------------

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment No. 1 to Application-Declaration to:

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                               Joanne C. Rutkowski
                               Baker Botts L.L.P.
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                            Washington, DC 20004-2400

                  American Transmission Company LLC ("ATC LLC"), a Wisconsin limited liability company, and ATC Management Inc. ("ATCMI"), a Wisconsin corporation (together, the "Applicants" or "ATC") hereby amend and restate their request for the Securities and Exchange Commission ("Commission") to issue an order granting the authority requested herein.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       BACKGROUND

         1.       GENERALLY

                  In 1999, the State of Wisconsin enacted legislation ("Transco Legislation") that facilitated the formation of ATC as a for-profit transmission company. The Transco Legislation obligates ATC to construct, operate, maintain and expand its transmission facilities to provide adequate, reliable transmission service under an open-access transmission tariff. Among other things, the key benefits of ATC include the elimination of rate "pancaking" among ATC LLC members' transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the ATC LLC service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will facilitate functional unbundling.

                  In January 2001, the subsidiaries of four investor-owned public-utility holding companies with service areas in Wisconsin and adjacent areas in Illinois and Michigan transferred ownership and operation of their transmission assets to ATC LLC in exchange for an ownership interest therein:
Wisconsin Power and Light Company ("WPL") and South Beloit Water, Gas and Electric Company ("South Beloit"),(1) Wisconsin Electric Power Company and Edison Sault Electric Company,(2) Madison Gas and Electric Company,(3) and Wisconsin Public Service Corp.(4) Wisconsin Public Power Inc. ("WPPI"), a Wisconsin municipal electric company, contributed cash in exchange for an equity interest in ATC LLC proportional to

----------------------

    (1) Alliant Energy Corp., Holding Co. Act Release No. 27331 (Dec. 29, 2000) ("December Order"). WPL and South Beloit are both subsidiary companies of Alliant Energy Corp., a registered holding company. WPL contributed transmission assets to ATC LLC, but member units were issued for such assets to WPL `s Subsidiary, WPL Transco LLC ("WPLT").

    (2) Wisconsin Energy Corp., Holding Co. Act Release No. 27329 (Dec. 28,
2000). Wisconsin Electric Power Company and Edison Sault Electric Company are both subsidiaries of Wisconsin Energy Corp., dba We Energies ("We Energies"), an exempt holding company.

    (3) Madison Gas and Electric Co., Holding Co. Act Release No. 27326 (Dec. 28, 2000). Madison Gas and Electric Company ("MGE") is both a public-utility company and an exempt holding company.

    (4) WPS Resources Corporation, Holding Co. Act Release No. 27330 (Dec. 28,
2000). Wisconsin Public Service Corporation ("WPS") is a subsidiary of WPS Resources Corporation ("WPS Resources"), an exempt holding company. WPS contributed transmission assets to ATC LLC but member units were issued for such assets to WPS Investments, LLC ("WPSI").

WPPI's members' load ratio share in Wisconsin.(5) These entities together are referred to as the "Initial Members."

                  In June 2001, eighteen more contributors, including twelve municipal utilities, four cooperatives, one public power entity and one investor-owned utility invested transmission assets and/or cash in ATC LLC. Two new members joined ATC LLC on December 31, 2002; and a third member joined ATC LLC on December 31, 2003. These three members are Alger Delta Cooperative Electric Association; the Ontonagon County Rural Electrification Association and the Upper Peninsula Public Power Agency. These members are referred to collectively as the "Additional Members."

                  Effective February 1, 2002, ATC transferred operational control of its facilities to the Midwest Independent Transmission System Operator, Inc. ("MISO").

         2.       STRUCTURE AND GOVERNANCE OF ATC

                  ATC LLC is organized under the Wisconsin Limited Liability Company Act, Ch. 183 of the Wisconsin Statutes, as a limited liability company. Its sole purpose is to plan, construct, operate, maintain and expand transmission facilities, to provide adequate and reliable transmission services and to support effective competition in energy markets. As found in the December Order, ATC LLC is an electric utility company within the meaning of the Act.

                  A Wisconsin limited liability company may elect to be "member-managed" or "manager-managed," and ATC LLC has elected to be managed by ATCMI, a Wisconsin corporation organized under Ch. 180 of the Wisconsin statutes that holds a nominal interest in ATC LLC.(6) ATCMI is responsible for managing and controlling the business of ATC LLC. As stated in the December Order, ATCMI is both a holding company and an electric utility company for purposes of the Act.(7)

                  ATCMI has two classes of common stock, consisting of Class A and Class B shares.(8) The Class A shares are currently nonvoting, except to the extent required by Wisconsin law.(9) Class B shares are voting securities within the meaning of the Act; Class B shareholders

----------------------

    (5) Wisconsin Public Power Inc. is exempt from all provisions of the Act pursuant to Section 2(c) thereof.

    (6) ATCMI is structured as a corporation, rather than a limited liability company, to facilitate access to the public markets, including a contemplated initial public offering ("IPO") of ATCMI.

    (7) ATCMI claims exemption pursuant to Rule 2 under Section 3(a)(1) of the Act.

    (8) ATCMI also has authorized but unissued preferred stock.

    (9) At the time of the IPO, the Class A shareholders will have the right to elect a majority of the Board of Directors of ATCMI. Thereafter, the Class A shareholders will also have the right to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.

are currently entitled to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.(10)

                  ATCMI is governed by its Board of Directors, which are elected by the Class B shareholders. The ATCMI Board is comprised of four independent directors and five directors (each of whom is nominated by a Class B shareholder and pursuant to the Shareholder's Agreement elected by the Class B shareholders) and the Chief Executive Officer of the company. Thus, each of the Initial Members is currently entitled to "appoint" one director to the Board of ATCMI and to vote as well in the election of the independent directors. Among other things, the Board is empowered to: (i) establish the distribution pay-out rate for ATC LLC; (ii) establish the budget for ATC LLC; (iii) hire and fire officers and establish their compensation; (iv) admit new members to ATC LLC; (v) after January 1, 2004, undertake an IPO of ATCMI; (vi) approve for submission to shareholders, proposals to amend the articles of incorporation of ATCMI or for the merger, consolidation or sale of all or substantially all of the assets of ATCMI; and (vii) approve changes to the by-laws of ATCMI.

                  The Initial Members contributed cash and/or transmission assets to ATC LLC and they or their associate companies received in exchange member interests in ATC LLC proportional to their contributions ("Member Interests"). They or their associate companies also purchased a proportionate amount of Class A shares in ATCMI and one Class B share each of ATCMI.

                  The Additional Members contributed cash and/or transmission assets to ATC LLC and received in exchange Member Interests in ATC LLC proportional to their contributions. They also purchased a proportionate amount of Class A shares in ATCMI.

                  The interests of the Initial Members and the Additional Members (together, "Members") are set forth in the chart below:(11)

                                                             MEMBER               CLASS A              CLASS B
                 MEMBER/SHAREHOLDER                       INTERESTS IN           SHARES IN            SHARES IN
                                                          ATC LLC (%)            ATCMI (%)              ATCMI
----------------------------------------------------- --------------------- -------------------- ---------------------
WPLT AND SOUTH BELOIT/WPL                                      24.59                24.60                 1
----------------------------------------------------- --------------------- -------------------- ---------------------
WE ENERGIES AND EDISON SAULT ELECTRIC COMPANY/WE               39.40                39.41                 1
ENERGIES
----------------------------------------------------- --------------------- -------------------- ---------------------

--------------------

    (10) All Class B shares will convert into Class A shares on the earlier of
(i) the ownership by ATCMI of more than 50% of the ATC LLC interests or (ii) the tenth anniversary of the commencement of operations of ATC LLC, unless ATCMI's Board of Directors elects to override the conversion. In addition, Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after ATCMI commences an IPO.

    (11) This chart is accurate as of January 31, 2005.

                                                             MEMBER               CLASS A              CLASS B
                 MEMBER/SHAREHOLDER                       INTERESTS IN           SHARES IN            SHARES IN
                                                          ATC LLC (%)            ATCMI (%)              ATCMI
----------------------------------------------------- --------------------- -------------------- ---------------------
MGE                                                             5.18                 5.18                 1
----------------------------------------------------- --------------------- -------------------- ---------------------
WPSI/WPS                                                       16.89                16.90                 1
----------------------------------------------------- --------------------- -------------------- ---------------------
WPPI                                                            5.35                 5.35                 1
----------------------------------------------------- --------------------- -------------------- ---------------------
ADAMS-COLUMBIA ELECTRIC COOPERATIVE                              .53                  .53                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF ALGOMA                                                   .03                  .02                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
BADGER POWER MARKETING AUTHORITY                                 .30                  .29                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CENTRAL WISCONSIN ELECTRIC COOPERATIVE                           .12                  .12                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CLOVERLAND ELECTRIC COOPERATIVE                                  .76                  .76                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF KAUKAUNA                                                 .15                  .15                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
MANITOWOC PUBLIC UTILITIES                                       .68                  .68                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
MARSHFIELD ELECTRIC AND WATER DEPT.                              .49                  .49                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF MENASHA                                                  .38                  .38                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF OCONTO FALLS                                             .03                  .04                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF PLYMOUTH                                                 .26                  .26                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF REEDSBURG                                                .15                  .15                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
ROCK COUNTY ELECTRIC COOPERATIVE                                 .10                  .11                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF SHEBOYGAN FALLS                                          .04                  .03                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF STURGEON BAY                                             .17                  .17                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF SUN PRAIRIE                                              .45                  .46                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------

                                                             MEMBER               CLASS A              CLASS B
                 MEMBER/SHAREHOLDER                       INTERESTS IN           SHARES IN            SHARES IN
                                                          ATC LLC (%)            ATCMI (%)              ATCMI
----------------------------------------------------- --------------------- -------------------- ---------------------

UPPER PENINSULA POWER COMPANY                                   2.87                 2.88                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
CITY OF WISCONSIN RAPIDS                                         .32                  .32                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
ALGER DELTA COOPERATIVE                                          .08                  .08                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
ONTONAGON COUNTY                                                 .04                  .04                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------
UPPER PENINSULA PUBLIC POWER AGENCY                              .61                  .61                n/a
----------------------------------------------------- --------------------- -------------------- ---------------------

         3.       EXISTING AUTHORITY

                  By order dated July 1, 2004 (HCAR No. 27871) (the "Omnibus Financing Order"), the Commission authorized generally the following financing transactions through June 30, 2005 (the "Authorization Period"):

                  (i) ATC LLC to issue debt securities in an aggregate amount not to exceed $710 million at any one time outstanding during the Authorization Period, provided that the aggregate amount of short-term debt issued pursuant to the requested authority will not exceed $200 million at any one time outstanding during the Authorization Period.

                  (ii) ATC LLC to issue Member Interests and ATCMI to issue equity interests and preferred securities in an aggregate amount of $500 million at any one time outstanding during the Authorization Period, provided that the aggregate amount of Member Interests and Class A and Class B Shares outstanding at any one time during the Authorization Period will not exceed $393 million plus the value at that time of the Member Interests and Class A and Class B Shares outstanding as of the date of the Omnibus Financing Order.

                  (iii) ATC LLC and ATCMI to provide guarantees and other credit support as described herein in an aggregate amount not to exceed $125 million outstanding at any one time during the Authorization Period.

                  (iv) ATC LLC and ATCMI to enter into various interest rate hedging transactions as described in the Omnibus Financing Application.

                  (v) ATC LLC and ATCMI to undertake transactions to extend the terms of or replace, refund or refinance existing obligations, as well as the issuance of new obligations in exchange for existing obligations.

B.       CURRENT REQUEST

                  The Applicants seek $100 million additional long-term financing authority such that ATC LLC may issue debt securities in an aggregate amount not to exceed $810 million at any one time outstanding, provided that the aggregate amount of short-term debt issued pursuant to the requested authority will not exceed $200 million at any one time outstanding.

                  The proceeds from the sale of securities in external financing transactions will be used for the refinancing or redemption of short-term debt securities previously issued by ATC LLC and other general corporate purposes.

                  The proposed authorization will be subject to the restrictions specified in the Omnibus Financing Order. Among other things, (i) the maturity of long- term debt will not exceed fifty years; (ii) any debt security issued pursuant to the requested authority will have such designation, aggregate principal amount, interest rate(s) or methods of determining the same, terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as ATC LLC might determine at the time of issuance, provided that, in no event, however, will the interest rate on long-term debt exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt; and (iii) the underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities under this Amendment No. 1 to Application-Declaration will not exceed 7% of the principal or total amount of the securities being issued.

                  Applicants represent that ATCMI and ATC LLC each has and will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term and short-term debt). (12) Applicants further represent that no security may be issued in reliance upon the requested order, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding rated securities of the issuer are rated investment grade; and (iii) all outstanding rated securities of ATCMI are rated investment grade. ATC will notify the Commission within five (5) business days of becoming aware of any downgrade in the securities of any registered holding company in the Alliant System. Such notice shall include a statement of whether the downgrade will affect ATC's access to capital markets. ATC is not a wholly-owned subsidiary of Alliant. Unlike other subsidiaries of registered holding companies, ATC is only partially owned by Alliant and has a number of other equity investors that each hold over 10% of ATC LLC and ATCMI. ATC finances on its own balance sheet without credit support from Alliant or any upstream owners. Furthermore, ATC maintains an arm's length relationship with Alliant and is not privy to any "inside" information. All information regarding Alliant in this Amendment No. 1 to Application-Declaration comes from Alliant's public filings. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance by ATC LLC of any securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

-------------------

    (12) ATC LLC had a common equity ratio of 51.4% as of December 31, 2004. ATCMI does not have any debt outstanding, and thus has a common equity ratio of 100%.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

                  Approximately $25,000 in fees, commissions and expenses has been incurred in connection with the proposed transaction.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         GENERALLY

                  The applicable statutory provisions include Sections 6(a) and 7.

         RULES 53 AND 54 ANALYSIS

                  The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

                  ATC does not have any investments in EWGs or FUCOs. As a technical matter, ATC is a subsidiary of Alliant, a registered holding company that currently does not meet all of the conditions of Rule 53(a).

                  As reported in Amendment No. 2 to its Application-Declaration in File No. 10249, filed December 28, 2004:

                  Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2004, Alliant Energy's reported "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $549.6 million, or approximately 65.6% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($838.2 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy under the October 3, 2001 order, (HCAR No. 27448) (the "Alliant Energy October Order"), to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

                  Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. The proposed financing transactions are based on the credit of ATC, without regard or recourse to upstream Alliant Energy entities. With regard to capitalization, Alliant Energy has experienced an increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia in April 2003, the sale of its affordable housing and SmartEnergy businesses in mid-2003, and the sale of approximately 94% of its oil and gas exploration and production business in November 2003) and the application of the proceeds to retire more than $800 million of debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318 million) were used to make capital contributions to IP&L and WP&L; and implementation of other cost control measures.

                  Finally, given the indicia in Item 1 (B) above that ATC functions independently of Alliant and that Alliant is not guaranteeing the proposed transactions, the proposed transaction should not have an impact on Alliant's consolidated capitalization.

                  As further explained in Amendment No. 2 to Alliant Energy's Application-Declaration in File No. 10249, filed December 28, 2004:

                  In the two fiscal years ending after the issuance of the October 2001 Order, Alliant Energy experienced a modest increase in its level of losses from its portfolio of EWGs and FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of EWGs and FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 2001 Order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal years 2001 and 2002, Alliant Energy's share of losses totaled approximately $25.3 million and $26.7 million, respectively. Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved. In fiscal year 2003,

                  Alliant Energy's share of income was approximately $3.8 million (not including gain from sale of Australian FUCO investments).

                  Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.

ITEM 4.  REGULATORY APPROVAL

                  No other regulatory approval is required for the transactions for which authority is sought in this filing.

ITEM 5.  PROCEDURE

                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter and that an order be issued as quickly as possible. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

EXHIBITS

F-1     Opinion of Counsel of Walter T. Woelfle (previously filed)

FINANCIAL STATEMENTS

FS-1    Financial information and projections for ATC (previously filed with a request for confidential treatment)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The proposed financing transactions do not involve a "major federal action" or "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

ITEM 8.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  None of the matters that are the subject of this Amendment No. 1 to Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Amendment No. 1 to Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 1 to Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized on March 11, 2005.

                         AMERICAN TRANSMISSION COMPANY LLC

                         By:  ATC Management Inc., Its Manager

                         By:  /s/ Walter T. Woelfle
                            ----------------------------------------------------

                                  Name:    Walter T. Woelfle
                                  Title:   Vice President, Legal and Secretary

                         ATC MANAGEMENT INC.

                         By:  /s/ Walter T. Woelfle
                            ----------------------------------------------------

                                  Name:    Walter T. Woelfle
                                  Title:   Vice President, Legal and Secretary